[Reference Translation]
April 15, 2011
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Certain Media Reports about Timing of Disclosure of Financial Forecasts for FY2012

There were certain media reports released today regarding the timing of disclosure of the financial forecasts for FY2012 (April 1, 2011 through March 31, 2012) of Toyota Motor Corporation (“Toyota”). The media reports are not based on any official announcements made by Toyota and Toyota has not made any decision regarding the above.